UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65332 /September 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14502

In the Matter of	:	
	:	
D.G. JEWELLERY OF CANADA LTD.	:	
(n/k/a D.G. JEWELRY, INC.),	:	ORDER MAKING FINDINGS
DAINE INDUSTRIES, INC.,	:	AND REVOKING
(n/k/a OASIS TRAVEL GROUP, INC.),	:	REGISTRATIONS BY
DEL CERRO ENTERPRISES, INC.,	:	DEFAULT
DENSTONE MINERALS LTD.,	:	
DIADEM RESOURCES LTD.,	:	
DIGICOMM SERVICES, INC.	:	
(f/k/a NEMO ENTERPRISES, INC.),	:	
DIGITAL COURIER INTERNATIONAL CORP.,	:	
DIGITAL STAR INC.,	:	
DIMPLES GROUP INC.,	:	
DOMINION BRIDGE CORP., and	:	
DSI DATOTECH SYSTEMS INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on August 10, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) provided evidence that Respondents were served with the OIP by August 19, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers were due by September 1, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Answer has been filed, and the time for filing has expired.[1]

D.G. Jewellery of Canada Ltd. (n/k/a D.G. Jewelry, Inc.) (D.G. Jewellery), Daine Industries, Inc. (n/k/a Oasis Travel Group, Inc.) (Daine), Del Cerro Enterprises, Inc. (Del Cerro), Denstone Minerals Ltd. (Denstone), Diadem Resources Ltd. (Diadem), Digicomm Services, Inc. (f/k/a Nemo Enterprises, Inc.) (Digicomm), Digital Courier International Corp. (Digital Courier), Digital Star Inc. (Digital Star), Dimples Group Inc. (Dimples), Dominion Bridge Corp. (Dominion), and DSI Datotech Systems Inc. (DSI) (collectively, Respondents), are in default for failing to file Answers to

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[1] A letter was filed on August 16, 2011, by Arthur Seidenfeld, former president and director of Daine Industries, Inc. (n/k/a Oasis Travel Group, Inc.). A letter was filed on September 6, 2011, by Lorne A. Carrier, chairman of Cintube, Ltee/Ltd., relating to service of the OIP on Dominion Bridge Corp. These letters are not construed as Answers. 17 C.F.R. § 201.220.

the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

D.G. Jewellery (CIK Nos. 1061318 and 1029631) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). D.G. Jewellery is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 2002, which reported a net loss of over $11.6 million for the prior six months. On October 10, 2002, the Ontario Superior Court of Justice appointed an Interim Receiver for D.G. Jewellery, who took possession of all D.G. Jewellery's assets.

Daine (CIK No. 824845) is a void Delaware corporation located in Edmonton, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Daine is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2002, which reported a net loss of over $5,000 for the prior three months.

Del Cerro (CIK No. 1114708) is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Del Cerro is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $1,700 for the prior six months.

Denstone (CIK No. 1052421) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Denstone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR/A registration statement on February 2, 1998, which reported a net loss of over $1,400 (Canadian) for the three-month period ended May 31, 1997.

Diadem (CIK No. 1027599) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Diadem is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended May 31, 1998, which reported a net loss of over $1.8 million (Canadian) for the prior twelve months.

Digicomm (CIK No. 1117459) is a dissolved Colorado corporation located in West Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Digicomm is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $415 for the prior three months.

Digital Courier (CIK No. 1017460) is an Alberta corporation located in Burnaby, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Digital Courier is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F registration statement on July 31, 1997, which reported a net loss of over $7 million (Canadian) for the six-month period ended March 31, 1997.

Digital Star (CIK No. 1096764) is a British Virgin Islands corporation located in Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Digital Star is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2000, which reported a net loss of over $23,000 for the prior twelve months.

Dimples (CIK No. 891071) is a British Columbia corporation located in Markham, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dimples Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended January 31, 1993, which reported a net loss of over $4.8 million for the prior twelve months.

Dominion (CIK No. 854859) is a void Delaware company located in Lachine, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dominion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1998, which reported a net loss of over $12.5 million for the prior six months.

DSI (CIK No. 1062434) is a British Columbia corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DSI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended October 31, 2001, which reported a net loss of over $3 million for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, Rule 13a-13 requires domestic issuers to file quarterly reports, and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. §§ 240.13a-1, -13, -16.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of D.G. Jewellery of Canada Ltd. (n/k/a D.G. Jewelry, Inc.), Daine Industries, Inc. (n/k/a Oasis Travel Group, Inc.), Del Cerro Enterprises, Inc., Denstone Minerals Ltd., Diadem Resources Ltd., Digicomm Services, Inc. (f/k/a Nemo Enterprises, Inc.), Digital Courier International Corp., Digital Star Inc., Dimples Group Inc., Dominion Bridge Corp., and DSI Datotech Systems Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge